Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Mittal Steel – Shaping the future 2006

SPEAKER	TIMECODE	English transcription
Male Narrator	00:10	Mittal Steel is the world’s largest and only truly global steel producer.
	00:18	Having pioneered the consolidation and globalisation of the steel industry, today we have operations in 16 countries spanning 4 continents.
	00:34	Our annual shipments are over 49 million tonnes...
	00:43	..and our revenues exceed $28 billion.
	00:52	Last year, our profits surpassed $4.7 billion...
	00:59	..and our operating margin of nearly 20 percent was one of the best in the industry.
	01:05	Listed on the New York and Amsterdam Euronext stock exchanges, we ranked 55th in terms of profits and 253rd in terms of revenues in this year’s Fortune 500.
	01:19	More importantly, we ranked 1st globally for the biggest increases in revenues, the biggest increases in profits and the highest returns on assets.
	01:33	Mittal Steel is a low-cost, high-margin steel producer on a global basis.
	01:38	Our emergence as the world’s largest steel producer with unparalleled scope and scale has occurred as a combined result of acquisition and organic growth.
01:47

Our strategy is to continue to build on this leading position through a combination of capital expenditure, continuous improvement, further consolidation and by striving for performance excellence at all existing operations.

	02:02	We invest in expanding existing facilities to improve quality and efficiency, move up the value chain and meet all customer requirements in the markets we serve.
	02:14	Our business model is vertically integrated and cross-driven.
	02:18	Our aim is to acquire control of both upstream operations, such as iron ore and coal mines, and move down stream into higher value added finishing facilities.
	02:28	It is this approach that has enabled us to emerge as the leading player in today’s global steel industry.
	02:46	We make strategic acquisitions of steel assets world wide, but enhance an add value to our business.
	02:53	We have an improved performance of all acquired facilities in both emerging and developed markets.
	02:58	There are three key elements to that success.
	03:02	First, we immediately implement best practice to increase production, lower cost, raise value added and improve quality.
	03:10	Second, we introduce a phased capital expenditure programme to fund improvements.
	03:16	And third, but perhaps most importantly, we understand local culture and language. We have 225 thousand employees representing more than 45 nationalities.

03:34	Our investment in research and development, product and process innovation and technological development has played a key role in our rise to the forefront of the industry.
03:43	For a start, we are one of the most technologically advanced producers in the world.
03:48	We have unrivalled steel making knowledge with production facilities that cover all aspects of steel making.
03:55	Our commitment to research and development is crucial. Our research centres in France and the US work directly with customers to provide innovative tailor-made solutions.
04:07	We are developing advanced high-strength steels for the automotive industry and innovative products for appliances and electric motors.
04:15	We pioneered early vendor involvement in new product design.
04:18	We are leaders in process modelling techniques that focus on quality improvement, product development and cost reduction.
04:26	Our researchers have been awarded worldwide recognition by the automotive community where they are at the cutting edge of developments in crash management systems and weight efficient designs.
04:41	We can only satisfy the demands of our customers by combining cutting edge technology with a commitment to quality and operational excellence.
04:50	This approach has lead to Mittal Steel now producing one of the world’s most comprehensive portfolios of superior flat and long products.
04:59	It’s a portfolio designed to meet the specific needs of the most sophisticated manufacturers in steel-intensive industry sectors such as automotives, white goods, construction and ship building.
05:12	Our world-class customer base includes major multinationals across all steel consuming sectors.
05:22	Product superiority requires management excellence.
05:25	Our management philosophy is based on a knowledge sharing and continuous improvement culture.
05:30	Our knowledge management programme or KMP enables management to share techniques and ensures that best practice is achieved through industrywide benchmarking.
05:40	The focus is on ongoing cost reduction and quality improvements and the aim is to maximise the benefits of integration within our existing businesses and acquisitions.
05:49	Our corporate continuous improvement group works with local management to achieve rapid, sustainable improvements and performance.
05:57	It adds up to a business model that has lead to an unprecedented growth.

06:02	But we don’t rate performance purely in terms of the bottom line.
06:06	We are committed to the belief that sustainable business success requires a stable, prosperous community.
06:12	We play a major role in the well being of the communities in which we operate supporting activities that range from education and health to sports and culture.
06:22	We aim to surpass regulatory requirements for environmental protection and health and safety initiatives at all our operating units.
06:37	Our aim is to be the most admired company in the steel industry: admired by our shareholders and our employees, our customers and our competitors.
06:46	No easy task...
06:48	But we believe we can achieve it by using our global leadership and business strategy to further reduce costs and increase margins,
06:56	by using our acquisition experience to help improve performance at our steel businesses world wide,
07:01

by using our technological excellence and research and development expertise to extend our ever improving product offering and by ensuring our management culture consistently delivers continuous improvement while our sense of social responsibility helps improve the communities in which we operate.

07:18

Mittal Steel is helping to shape the future of steel, but our goal is to be more than just successful, it is to be admired for our culture and for the quality, service and management standards that it implies.

07:31	Nothing else will do.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.